UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

MONEYGRAM INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y208

 (CUSIP Number)

Frederick H. Fogel
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
203-542-4200

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2011

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. Common Stock - 60935Y208
1		NAMES OF REPORTING PERSONS
Silver Point Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
759,093
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 759,093
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
759,093
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.3% (1)
14		TYPE OF REPORTING PERSON
IA, PN
*See Item 5.

1
This percentage is calculated based upon 57,341,017 outstanding shares of Common Stock as of November 23, 2011.   In addition, the Issuer has outstanding 113,189.5678 shares of Series D Stock.  If the outstanding shares of Series D Stock were converted into shares of Common Stock, an additional 14,148,692 shares of Common Stock would be outstanding.  In that event, the ownership percentage of the Reporting Persons would be 1.1%.

SCHEDULE 13D

CUSIP NO. Common Stock - 60935Y208
1		NAMES OF REPORTING PERSONS
Silver Point Capital Management, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
759,093
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 759,093
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
759,093
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.3% (1)
14		TYPE OF REPORTING PERSON
OO
*See Item 5.

SCHEDULE 13D

CUSIP NO. Common Stock - 60935Y208
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
759,093
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 759,093
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
759,093
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.3% (1)
14		TYPE OF REPORTING PERSON
IN
*See Item 5.

SCHEDULE 13D

CUSIP NO. Common Stock - 60935Y208
1		NAMES OF REPORTING PERSONS
Robert J. O'Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
759,093
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 759,093
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
759,093
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11) (SEE ITEM 5)
1.3% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
*See Item 5.

    This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on April 4, 2008 (the “Original 13D”) as amended by Amendment No. 1 filed by the Reporting Persons on March 9, 2011, Amendment No. 2 filed by the Reporting Persons on May 10, 2011, Amendment No. 3 filed by the Reporting Persons on May 18, 2011 and Amendment No. 4 filed by the Reporting Persons on November 15, 2011 (as amended as of the date hereof, the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 5 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following immediately prior to the second to last paragraph thereof:

“On November 17, 2011, SPCP Group, LLC entered into an underwriting agreement (the “Underwriting Agreement”), by and among Morgan Stanley & Co. LLC, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC (together with several underwriters named in Schedule II thereto, the “Underwriters”), the Company, the GS Investors and the THL Investors (SPCP Group, LLC, the GS Investors and the THL Investors are referred to as the “Selling Stockholders”).  Pursuant to the Underwriting Agreement, the Underwriters agreed to purchase from the Selling Stockholders and the Selling Stockholders agreed to sell to the Underwriters an aggregate of 9,250,000  shares of Common Stock (the “Offering”), which aggregate amount includes 35,354 shares of Common Stock held by the SPCP Group, LLC, 1,714,646  shares of Common Stock held by the THL Investors, and 60,000 shares of Series D Preferred Stock held by the GS Investors, which were converted pursuant to the terms of the Series D Preferred Stock into 7,500,000 shares of Common Stock in the Offering.

The public offering price in the Offering was $16.25 per share and the underwriting discount was $ 0.71094 per share, resulting in a per share price of $15.53906 to the Selling Stockholders. The Offering was consummated on November 23, 2011.

The Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions.  The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Underwriting Agreement, the form of which is incorporated herein by reference to Exhibit 1.1 to the Company’s Form 8-K filed on November 18, 2011.”

Item 5.  Interest in Securities of the Company.

Item 5 (a) – (b) is hereby amended and restated in its entirety with the following:

“As of the date hereof, the Reporting Persons beneficially own 759,093 shares of Common Stock, representing 1.3% of the outstanding Common Stock.  If the shares of Series D Stock held by the GS Investors were converted into shares of Common Stock, the Reporting Persons would beneficially own 1.1% of the outstanding Common Stock.

The THL Investors may be deemed to beneficially own 37,575,150 shares of Common Stock, representing 65.5% of the outstanding Common Stock.  If the Series D Stock were converted into shares of Common Stock, the THL Investors would own 52.6% of the outstanding Common Stock.

The GS Investors may be deemed to beneficially own 14,176,820 shares of Common Stock, consisting of 113,189.5678 shares of Series D Stock and 28,128 shares of Common Stock.  The shares of Series D Stock held by the GS Investors are convertible into 14,148,692 shares of Common Stock.  If the Series D Stock were converted to Common Stock, the GS Investors would own 19.8% of the outstanding Common Stock.

As a result of the matters described in Item 4 and Item 6 of the Schedule 13D, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act, with the THL Investors and the GS Investors. The Reporting Persons disclaim beneficial ownership of the securities held by the THL Investors and the GS Investors. Neither the filing of this Amendment No. 4 nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of stock beneficially owned by the THL Investors or the GS Investors for purposes of Section 13(d) of the Act or for any other purpose.”

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    The disclosure under Item 4 above is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits

   Exhibit 7.01: Joint Filing Agreement, dated November 28, 2011.

SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   November 28, 2011

SILVER POINT CAPITAL, L.P.
By:	Silver Point Capital Management, LLC, its general partner

By:	/s/ Frederick H. Fogel
Name: Frederick H. Fogel
Title: Authorized Signatory

SILVER POINT CAPITAL MANAGEMENT, LLC

By:	/s/ Frederick H. Fogel
Name: Frederick H. Fogel
Title: Authorized Signatory

EDWARD A MULÉ /s/ Frederick H. Fogel, attorney-in-fact
ROBERT J. O'SHEA /s/ Frederick H. Fogel, attorney-in-fact

Exhibit 7.01

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  November 28, 2011

SILVER POINT CAPITAL, L.P.

By:	/s/ Frederick H. Fogel
Name:	Frederick H. Fogel
Its:	Authorized Signatory

SILVER POINT CAPITAL MANAGEMENT, LLC

By:	/s/ Frederick H. Fogel
Name:	Frederick H. Fogel
Its:	Authorized Signatory

EDWARD A MULÉ /s/ Frederick H. Fogel, attorney-in-fact

ROBERT J. O'SHEA /s/ Frederick H. Fogel, attorney-in-fact